Modern Capital Funds Trust	Capital Investment Group, Inc.
825 Low Country Blvd., Suite 204	100 E. Six Forks Rd., #200
Mt. Pleasant, South Carolina 29465	Raleigh, North Carolina 27609
(800) 773-3863	(919) 831-2370

VIA ELECTRONIC TRANSMISSION

March 9, 2021

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Modern Capital Funds Trust’s Registration Statement on Form N-1A, Pre-Effective Amendment No. 3, File Nos. 333-239559 and 811-23582

Dear Ms. Lithotomos:

Modern Capital Funds Trust (the “Registrant”) and Capital Investment Group, Inc., the principal underwriter for the Registrant, each an undersigned, hereby request, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 3 (the “Amendment”) to the Registrant's registration statement on Form N-1A be accelerated to March 10, 2021, or, in the alternative, acceleration to the earliest possible time after the date requested. Absent acceleration, the Amendment would not become effective.

If you have any questions concerning this request, please contact Registrant’s counsel Bibb Strench at (202) 973-2727.

Sincerely,

/s/ Brad Atkins	/s/Ronald L. King
Modern Capital Funds Trust	Capital Investment Group, Inc.
By: Brad Atkins	By: Ronald L. King
Title: Trustee and President	Title: AVP & Chief Compliance Officer